EXHIBIT 4.1

THIS NOTE, AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE (THE “SECURITIES”) HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE TRANSFERRED UNTIL (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO OR (II) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER NOR IS IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS. THIS LEGEND SHALL BE ENDORSED UPON ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE AND ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE.

NEW ENERGY TECHNOLOGIES, INC.

CONVERTIBLE PROMISSORY NOTE

$3,000,000	October 7, 2013

FOR VALUE RECEIVED, the undersigned New Energy Technologies, Inc., a Nevada corporation having its principal place of business at 9192 Red Branch Road, Suite 110 Columbia, Maryland 21045 (“Maker”), hereby promises to pay to the order of Kalen Capital Corporation, an Alberta, Canada corporation having its principal place of business at The Kalen Capital Building, 7th Floor, 688 West Hastings St., Vancouver, BC V6B 1P1 (“Payee”), in lawful money of the United States of America , the principal sum of THREE MILLION DOLLARS ($3,000,000), together with interest thereon, payable as set forth below.

The entire balance, interest and principal, will be payable in full on October 6, 2014 (the “Maturity Date”). Interest on this Note shall compound quarterly and shall accrue at the annual rate of seven percent (7%) as computed on the basis of a 365-day year. Interest will begin to accrue as of the date hereof and is payable on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable. Following the occurrence and during the continuance of an Event of Default, which, if susceptible to cure is not cured within the cure periods (if any) set forth in Section 6.01 of the Bridge Loan Agreement, then from the first date of such occurrence until cured, the annual interest rate on this Note shall be the lesser of seventeen percent (17%), or the maximum interest rate permitted by law and be due on demand.

This Note may be prepaid at any time, in whole or in part, without interest, penalty or premium of any kind.

If any payment of principal or interest on this Note shall become due on a day which is a Saturday, Sunday or holiday, such payment shall be made on the next succeeding business day.

Maker hereby waives presentment for payment, demand, notice of nonpayment or dishonor, protest and notice of protest.

No delay or omission on the part of Payee or any holder hereof in exercising its rights under this Note, or course of conduct relating thereto, shall operate as a waiver of such rights or any other right of Payee or any holder hereof, nor shall any waiver by Payee or any holder hereof of any such right or rights on any one occasion be deemed a bar to, or waiver of, the same right or rights on any future occasion.

Maker shall pay Payee on demand any reasonable out-of-pocket expenses (including reasonable legal fees) arising out of or in connection with any action or proceeding (including any action or proceeding arising in or related to any insolvency, bankruptcy or reorganization involving or affecting Maker) taken to protect, enforce, collect, determine or assert any right or remedy under this Note.

This Note shall bind Maker and the heirs and assigns of Maker, and the benefits hereof shall inure to the benefit of Payee and the heirs and assigns of Payee. All references herein to “Maker” shall be deemed to apply to Maker and its heirs and assigns, and all references herein to “Payee” shall be deemed to apply to Payee and its heirs and assigns.

In the event one person or a group of related persons acquires more than 50% of the voting stock of Maker (other than the current principal shareholders or Maker’s current senior management or trusts created for the benefit of the families of either the principal shareholders or the current senior management), a Change of Control will have been deemed to have occurred. In the event of a Change of Control, the Payee shall have the right, but not the obligation, to require Maker to repurchase all or any part of Maker’s Loan at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest remaining.

Payee may elect, in its sole discretion, to convert all or any portion of the outstanding principal amount of this Note, and any or all accrued and unpaid interest thereon into units of equity securities of Maker (collectively, the “Units”), each Unit consisting of: (a) one (1) share of common stock, par value $0.001; (b) one (1) Series J Stock Purchase Warrants (the “Series J Warrants”), exercisable for one (1) share of common stock; and (c) one (1) Series K Stock Purchase Warrants (the “Series K Warrants”), exercisable for one (1) share of common stock.

The conversion price of each Unit will be the lesser of:

i. $1.37, with the exercise price of each Series J Warrant set at $1.47 and the exercise price of each Series K Warrant set at $1.57; or

ii. a price equal to seventy percent (70%) of the 20 day average closing price of Maker’s common stock as quoted on the OTC Markets Group Inc. QB tier, or such other national exchange or inter-dealer quotation system as the Maker’s shares may then be quoted on, as of the last trading date prior to the date of exercise, subject to a floor of $1.00. The exercise price of each Series J Warrant will be equal to 107.3% of the Unit exercise price hereunder and the exercise price of each Series K Warrant will be equal to 114.6% of the Unit exercise price hereunder (all share prices will be rounded to the nearest cent).

This Note shall be governed by and construed in accordance with the laws of the State of New York, including, but not limited to, New York statutes of limitations. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State and county of New York. Both parties and the individual signing this Agreement on behalf of the Maker agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Payee from bringing suit or taking other legal action against the Maker in any other jurisdiction to collect on the Maker’s obligations to Payee, or to enforce a judgment or other decision in favor of the Payee.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Maker, intending to be legally bound, has executed this Note as of the date and year first above written with the intention that this Note shall constitute a sealed instrument.

New Energy Technologies, Inc.

By:	/s/ John Conklin
Name:	John Conklin
Title:	President and Chief Executive Officer